Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

INSIDE INFORMATION

PROPOSED CHANGE OF AUDITORS

POSSIBLE DELAY IN PUBLICATION OF THE 2024 ANNUAL RESULTS

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”) pursuant to Rule 13.09(2)(a) and Rule 13.51(4) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Board (“Board”) of directors (“Directors”) of the Company announces that the Board resolved, on January 27, 2025, to propose the removal of PricewaterhouseCoopers (“PwC”) and PricewaterhouseCoopers Zhong Tian LLP (“PwC ZT”) as the auditors of the Company (the “Proposed Removal”), subject to the passing of an ordinary resolution at an extraordinary general meeting to be convened and held by the Company (the “EGM”). The Company will appoint an appropriate successor to fill the vacancy arising from the Proposed Removal (the “Proposed Appointment”), subject to the Proposed Removal becoming effective and the passing of an ordinary resolution at the EGM; the Company is in the process of identifying proper accounting firms, and a separate announcement will be made in due course. Due to the time that a successor auditor will require to complete its audit work, the Company expects that it will be unable to timely meet all of its financial reporting obligations in Hong Kong and the United States, pending the completion of the audit.

PROPOSED REMOVAL OF PwC AND PwC ZT

PwC (including PwC ZT) was re-appointed as the auditors of the Company for the year ended December 31, 2024 at the last annual general meeting of the Company held on May 30, 2024 to hold office until the conclusion of the next annual general meeting of the Company. After considering the facts and circumstances below, the Board resolved, on January 27, 2025, to propose the removal of PwC and PwC ZT as auditors of the Company, an action which, in the view of the Board (including the audit committee of the Board (the “Audit Committee”)), is in the best interests of the shareholders (“Shareholders”) of the Company as a whole.

The PwC Letter and the PwC ZT Letter

On January 21, 2025, the Audit Committee received a letter of the same date from PwC (the “PwC Letter”). In the letter, PwC stated that it was orally notified of its removal as the Company’s auditor on January 16, 2025. In the same letter, PwC also stated, among other matters, that (1) on October 25, 2024, it received information in the course of an oral conversation (the “Subject Conversation”) with a then-current senior executive (the “Executive”) of the Company that raised concerns, in the view of PwC, about certain possible related party transactions of the Company (the “Subject Transactions”); (2) on November 25, 2024, PwC orally reported the Subject Conversation to the Audit Committee; (3) on December 11, 2024, PwC issued a written letter to the Audit Committee requesting an expert and independent investigation into the matter; and

(4) whilst PwC noted that the Audit Committee engaged forensic accountants and independent investigation counsel to investigate the Subject Transactions and other related matters (the “Independent Investigation”), and that the Executive, in the interview with the team conducting the Independent Investigation, denied the contents of the Subject Conversation as reported by PwC to the Audit Committee, PwC raised questions about the investigation, the independence of the Audit Committee, and the Company’s remedial actions.

On January 21, 2025, the Audit Committee also received a letter of the same date from PwC ZT (the “PwC ZT Letter”), the Company’s U.S. PCAOB-registered auditor. In the letter, PwC ZT states that, due to the seriousness of the Subject Conversation as understood by PwC ZT, the Audit Committee’s decision not to share its Independent Investigation conclusions with PwC ZT, and certain independence concerns, it cannot consent to the incorporation of its prior audit or review opinions in any current or future Company filings and further states that neither the Company nor any successor auditor can rely on any work that PwC ZT performed for the Company with regard to 2024, and, as PwC ZT was no longer able to rely on representations provided by the Company and its management in connection with the Company’s fiscal year 2022 and 2023 audits, its 2022 and 2023 audit opinions on the Company’s annual financial statements should no longer be relied upon.

The Company’s Position

As of the date of the PwC Letter and the PwC ZT Letter, the Company had not removed or resolved to remove PwC and PwC ZT as the auditors of the Company. Furthermore, the Independent Investigation into the Subject Transactions and related matters was and still is ongoing. The Company will disclose the key findings upon the substantial completion of the Independent Investigation as well as the Company’s further actions, if any, on matters relating to the Subject Transactions.

The Board resolved to propose the removal of PwC (including PwC ZT) as the Company’s auditors at this time because the Board (including the Audit Committee) has lost its confidence in PwC and PwC ZT. First, in the Audit Committee’s view, PwC was less than candid with the Audit Committee in explaining how and when its alleged concerns about the Subject Transactions first surfaced. The information that PwC provided to the Audit Committee was inconsistent and contradictory in some instances and demonstrably and materially wrong in others. Second, PwC did not report the Subject Conversation or the Subject Transactions to the Audit Committee expeditiously, allowing multiple weeks to pass with no action on PwC’s part and unreasonably limiting the Audit Committee’s access to information that would have enabled the Audit Committee to take timelier action. After PwC did finally report the Subject Conversation and the Subject Transactions to the Audit Committee, PwC, on multiple occasions, delayed or postponed meetings with the Company that the Company proposed to investigate the issues, leading to additional loss of time that further put at risk the Company’s ability to complete its audit and meet its financial reporting obligations in a timely manner. Finally, PwC, despite the Audit Committee’s request, failed to provide any information to the Audit Committee to enable the Audit Committee to ascertain whether PwC ZT is authorized by the relevant Chinese regulatory authorities to conduct audit work for the Company for the current audit period (fiscal year ended 31 December 2024). In particular, the Audit Committee is concerned about the publicly reported administrative penalties that the Chinese Ministry of Finance imposed on PwC ZT in September 2024 in connection with PwC ZT’s audit work for Evergrande, including, but not limited to, the suspension of PwC ZT’s operations for six months (“Evergrande Penalties”) – a period that covers the Company’s current audit period.

For the foregoing reasons, PwC (including PwC ZT) had been asked, on multiple occasions, to tender its resignation and also to respond to the Audit Committee’s concerns as summarized above. However, as of the date of the PwC Letter and PwC ZT Letter, PwC and PwC ZT failed to address any of the Audit Committee’s concerns about PwC’s own conduct and the implications of the Evergrande Penalties on PwC ZT’s qualifications to carry out audit work in Chinese mainland.

As of the date of this announcement, the Company has not received any other written representations from PwC and PwC ZT, nor has it received any other confirmation on the Proposed Removal from PwC and PwC ZT notifying the Company of any matters that need to be brought to the attention of the Shareholders save as disclosed in this announcement.

The Board confirms that, save as disclosed in this announcement, there are no other circumstances or matters in connection with the Proposed Removal that should be brought to the attention of the Shareholders.

PROPOSED APPOINTMENT OF SUCCESSOR AUDITOR

The Company will engage an appropriate auditor to fill the vacancy arising from the Proposed Removal, subject to the Proposed Removal becoming effective and the passing of an ordinary resolution at the EGM. As at the date of this announcement, the Audit Committee is in the process of identifying proper accounting firms.

Subject to the view and acceptance procedure of the proposed successor auditor, the Company will have the successor auditor conduct an audit of the Company’s financial reports for the years ended 31 December 2022, 2023 and 2024. Subject to the results of the Independent Investigation and the successful completion of the audit by a duly appointed successor auditor, as at the date of this announcement, the Company is of the view that the financial reports for the fiscal years 2022 and 2023 are true and fair in all material respects in representing the financial conditions of the Group.

A separate announcement containing, among others, details of the Proposed Appointment, will be made in due course.

POSSIBLE DELAY IN PUBLICATION OF THE 2024 ANNUAL RESULTS

Pursuant to Rule 13.49(1) of the Listing Rules, the Company is required to publish the annual results for the year ended December 31, 2024 (the “2024 Annual Results”) no later than three months after the end of the financial year (i.e. on or before March 31, 2025). Pursuant to Rule 13.46(2) of the Listing Rules, the Company is also required to despatch its annual report for the year ended December 31, 2024 to the Shareholders no later than four months after the end of the financial year (i.e. on or before April 30, 2025). The Company is also required to file its annual report on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission on or before April 30, 2025.

Due to the time that a successor auditor will require to complete its audit work, the Company expects that it will be unable to timely meet all of its financial reporting obligations in Hong Kong and the United States as above, pending the completion of the aforementioned audit.

Pursuant to Rule 13.50 of the Listing Rules, if the issuer fails to publish periodic financial information in accordance with the Listing Rules, the Stock Exchange will normally request suspension of trading in the issuer’s securities and the suspension will normally continue until the issuer publishes an announcement containing the requisite financial information.

The Company will make appropriate arrangement based on the then actual situation and make announcement on a timely basis.

THE EGM

Pursuant to Article 147 of the articles of association of the Company (the “Articles”), the Shareholders may remove the auditor before the expiration of its period of office by the approval of an ordinary resolution.

Pursuant to Rule 13.88 of the Listing Rules, (a) the Company must not remove its auditor before the end of the auditor’s term of office without first obtaining Shareholders’ approval at a general meeting; (b) the Company must send a circular proposing the removal of the auditor to the Shareholders with any written representations from the auditor not less than 10 business days before the general meeting; and (c) the Company must allow the auditor to attend the general meeting and make written and/or verbal representations to the Shareholders at the general meeting.

In compliance with the Articles and the Listing Rules, each of the Proposed Removal and the Proposed Appointment will be proposed at the EGM as an ordinary resolution.

Accordingly, the Company will despatch to the Shareholders a circular containing, among other things, further information on the Proposed Removal and the Proposed Appointment together with a notice convening the EGM (the “Circular”), and the Company will also despatch a copy of the Circular to PwC and PwC ZT to invite them to attend the EGM and make written and/or verbal representations (if any) to the Shareholders at the EGM.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

For and on behalf of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, January 27, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.